Exhibit 99.1

Friday, July 31, 2026

Mobile Infrastructure Corporation

30 W. 4th Street

Cincinnati, OH 45202

cc: Board of Directors

Re: Non-Binding Indication of Interest to Acquire Mobile Infrastructure Corporation

Dear Members of the Board:

Bombe Asset Management, LLC (together with its affiliates and investment vehicles, “Bombe,” “we” or “us”) is pleased to submit this preliminary, non-binding indication of interest (this “Letter”) under the direction of its principals identified below to acquire 100% of the issued and outstanding common stock of Mobile Infrastructure Corporation (NASDAQ: BEEP) (“Mobile” or the “Company”) in an all-cash take-private transaction (the “Proposed Transaction”). We believe a take-private is the surest path to realizing the full value of Mobile’s portfolio for its stockholders while giving the business the patient, private capital it needs to execute its plan.

Certain members of Mobile’s management, specifically Manuel Chavez III and Stephanie Hogue, are partners of Bombe. We recognize the conflicts of interest this creates, and we are prepared to negotiate exclusively with a special committee formed by the Board and its independent legal and financial advisors, and the members of management affiliated with Bombe will recuse themselves from the Board’s consideration of the Proposed Transaction.

About Bombe

Bombe Asset Management is an infrastructure investment partnership focused on owning and operating parking and transportation real estate across North America. Bombe grew out of Parking Companies of America, founded in 1964, and its principals have directed more than $2 billion of parking and real estate transactions and today own or operate approximately 50,000 stalls. Manuel Chavez III, Bombe’s founder and managing partner, previously served as chief executive of PCA and built the second-largest airport parking portfolio in the United States; between 2002 and 2017 that team completed 32 investments totaling more than $600 million. In 2021, Bombe took control of The Parking REIT (~$280 million) and has invested more than $400 million to date. Bombe operates a proprietary, in-house asset-management platform — owning pricing, cost, and data decisions at the property level — and knows Mobile’s assets and markets intimately.

Summary of Proposed Terms

The principal terms of our proposal are set forth below.

1. Purchase Price

As of the date of this Letter, Bombe is not yet able to specify an exact purchase price. Before doing so, we would need to discuss with the special committee and confirm our understanding of the elements that bear directly on valuation, including, among other things: property-level operating performance and outlook; near- and medium-term capital needs and refinancing considerations; the Company’s capital structure, including its debt facilities, preferred securities, warrants, Common Units, investments, and other outstanding instruments; and our ability to complete satisfactory due diligence. Subject to that process, we would generally expect any transaction to provide the Company’s stockholders with liquidity at an agreed-upon premium to the Company’s trading price, with the final price and related terms to be negotiated and reflected, if applicable, in the Definitive Agreement.

Strictly Confidential — Non-Binding Indication of Interest	Page 1 of 5

2. Transaction Structure; Potential for Rollover

Bombe has not predetermined the ultimate structure of the Proposed Transaction. Following discussions with the special committee and its advisors, the parties would evaluate whether a one-step merger, a tender offer followed by a second-step merger, or another acquisition structure would best serve the interests of the Company and its stockholders. In making that determination, Bombe expects that the parties would consider, among other things, transaction certainty, timing, financing considerations, regulatory requirements, stockholder approval requirements, the treatment of potential rollover participants, overall transaction costs, and such other factors as the special committee and its advisors deem relevant. Bombe is prepared to pursue whichever structure is reasonably determined to provide an efficient path toward completion of a transaction while preserving the integrity of the special committee’s process and maximizing value for stockholders.

Certain existing stockholders, directors, officers, and management personnel may have the opportunity to participate in potential rollover arrangements (or similar arrangements depending on the ultimate structure of the Proposed Transaction), subject to further discussions, applicable law, and definitive documentation.

As of the submission of this Letter, no agreements, arrangements or understandings currently exist with any stockholders, directors, officers, or potential financing source regarding voting, tendering, supporting, rolling, acquiring or disposing of shares, or the provision of equity or debt capital, except as may be disclosed separately pursuant to applicable securities laws.

3. Financing

Based on our transactional history and our established network of equity and debt financing sources through unrelated transactions, we are highly confident in our ability to source financing for the Proposed Transaction in full through a combination of equity capital and debt financing, and we will be prepared to provide the Board with supporting financing materials as our discussions advance. Our proposal is not subject to a financing contingency beyond the customary funding conditions to be set forth in the definitive financing commitments.

4. Due Diligence

Given the related-party nature of the Proposed Transaction and the substantial familiarity that Bombe and members of management already have with the Company, its assets and its operations, should the parties proceed to negotiate the Proposed Transaction, we anticipate that Bombe would require comparatively less confirmatory due diligence as a condition to the Proposed Transaction than would any other potential transactional partner. Nonetheless, to confirm our assumptions and to support our equity and debt financing process, we would expect full access to the Company’s files, properties, management team, employees, accountants, advisors and other relevant personnel and information. We anticipate that the parties and their advisors would cooperate to complete this work promptly. A detailed request list would be provided following our initial discussions with the special committee.

5. Documentation

Promptly following the Board’s acceptance of this Letter, the parties and their advisors would negotiate in good faith a definitive merger or acquisition agreement (the “Definitive Agreement”) containing the terms summarized in this Letter together with representations, warranties, covenants, conditions and other terms customary for a take-private transaction of this kind. We would expect to be in a position to move quickly toward a signed Definitive Agreement.

6. Conditions

Consummation of the Proposed Transaction would be subject to customary conditions, including: (i) negotiation and execution of the Definitive Agreement and related documentation; (ii) approval of the Proposed Transaction by the Board (acting through its special committee) and by the Company’s stockholders as required by applicable law; (iii) customary funding conditions to be set forth in the definitive financing commitments; (iv) receipt of any required regulatory approvals and third-party consents; and (v) the absence of any material adverse change in the business, assets, results of operations or financial condition of the Company.

Strictly Confidential — Non-Binding Indication of Interest	Page 2 of 5

7. Exclusivity

In consideration of the significant time, resources and expense that Bombe will devote to the Proposed Transaction, the Company agrees that, for a period of 60 days from the date of the Company’s acceptance of this Letter (the “Exclusivity Period”), neither the Company nor its representatives will directly or indirectly solicit, initiate, encourage, or enter into any agreement or discussions with respect to any alternative acquisition, merger, recapitalization or similar transaction involving the Company with any party other than Bombe, or furnish non-public information to any such party for that purpose. The Company will promptly notify Bombe if it receives any such proposal during the Exclusivity Period. Notwithstanding the foregoing, the Exclusivity Period will (a) automatically extend for up to two successive 30-day periods if the parties are then actively negotiating and Bombe is satisfying agreed-upon material transactional milestones and (b) automatically terminate if Bombe ceases to actively pursue the transaction or fails to meet agreed-upon material transactional milestones. This Section 7 is intended to be legally binding on the parties. Nothing in this Section 7 limits the Board from exercising its fiduciary duties as advised by counsel.

8. Confidentiality

This Letter and the Proposed Transaction are strictly confidential. Neither party will disclose the existence or terms of this Letter or the discussions between the parties to any third party, other than to its principals, directors, officers, employees, affiliates and advisors with a need to know, or as will be required by applicable law or the rules of any securities exchange. This Section 8 is intended to be legally binding on the parties.

9. Non-Binding Effect; Execution

Except for Sections 7, 8, 10 and 11, which are intended to be legally binding on the parties, this Letter is solely for discussion purposes and does not constitute a binding obligation to negotiate or consummate the Proposed Transaction. No such obligation will arise unless and until the parties execute and deliver the Definitive Agreement. Prior to that time, Bombe reserves the right to modify or withdraw this proposal at any time without liability. This Letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by electronic mail, portable document format (PDF), DocuSign, Adobe Sign or other electronic transmission shall be deemed to be original signatures for all purposes and shall be fully effective to the same extent as manually executed signatures.

Strictly Confidential — Non-Binding Indication of Interest	Page 3 of 5

10. Governing Law

This Letter, and any dispute arising out of or relating to it, will be governed by and construed in accordance with the laws of the State of Maryland, without regard to its conflict-of-laws principles.

11. Expenses

Each party will bear its own costs and expenses (including the fees and expenses of its legal, financial and other advisors) incurred in connection with this Letter and the Proposed Transaction.

12. Term

This Letter, and our proposal set forth herein, will remain open for acceptance until 5:00 p.m. Eastern Time on August 12, 2026, unless extended or withdrawn by us in writing prior to that time.

Mobile has struggled as a public company, and its stock has not reflected the underlying value of the portfolio. Given the Company’s exposure to the volatility and expense of being a public company and given the Company’s stage of development, we believe the Company’s shareholders would be well-served by being provided an opportunity for liquidity at a premium to current trading prices. We are prepared to devote the time, people and capital necessary to complete this transaction quickly, and we welcome the opportunity to discuss this Letter with the special committee and its advisors.

If the terms set forth above are acceptable as a basis for proceeding, please so indicate by signing below and returning a copy of this Letter to the attention of Manuel Chavez III. We look forward to hearing from you.

Sincerely,

BOMBE ASSET MANAGEMENT, LLC

/s/ Manuel Chavez III

Manuel Chavez III

Managing Partner

Bombe Asset Management, LLC

Strictly Confidential — Non-Binding Indication of Interest	Page 4 of 5

ACKNOWLEDGMENT AND ACCEPTANCE

Acknowledged and agreed solely with respect to Sections 7, 8, 10 and 11 and accepted as a basis for proceeding:

MOBILE INFRASTRUCTURE CORPORATION

By:
Name:
Title:
Date:

Strictly Confidential — Non-Binding Indication of Interest	Page 5 of 5